Exhibit 99.2

CERTIFICATE OF AUTHOR

I, Robert E Cameron, Ph.D., MMSA QP, do hereby certify that:

1)

I am a consulting Resource and Reserve Specialist doing business as Robert Cameron Consulting at the address of 200 Dubois Street, Black Hawk Colorado, USA 80422, I am a Qualified Person - No. 01357QP of the Mining and Metallurgical Society of America.

2)	I am a graduate of The University of Utah with a B.S., M.S. and Ph.D. degrees in Mining Engineering.
3)

I have practiced my profession since 1977. My relevant experience for the purpose of the Technical Report is acting as a consulting resource and reserve specialist for 30 years specializing in the due diligence review, computerized mine design, mine optimization, geostatistical review, and resource and reserve audits of a wide variety of minerals.

4)

I have read the definition of “Qualified Person” as set out in Canadian National Instrument 43-101 Standards of Disclosure for Minerals Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

5)

I am responsible for preparation of Sections 1.9, 1.10, 14.0, and 15.0 of this Technical Report titled “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá,” dated September 24, 2012.

6)	I have not personally visited the properties that are the subject of this report.
7)	I have had no prior involvement with the properties that are the subject of the Technical Report.
8)	I am independent of Petaquilla Minerals Ltd, as set out in Section 1.5 of NI 43-101.
9)	I have read National Instrument 43-101 and the technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10)

As of the date of the certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Robert E Cameron
Robert E Cameron, Ph.D., MMSA 01357QP